Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

September 30, 2011

VIA EDGAR
Mr. Kieran G. Brown
Division of Investment Management
Securities and Exchange Commission
Washington, DC 20549

Re:
DWS Clean Technology Fund, DWS Enhanced Commodity Strategy Fund and DWS Health Care Fund, each a series of DWS Securities Trust (the “Trust”) (Reg. Nos. 002-36238 and 811-02021) Post-Effective Amendment No. 111

Dear Mr. Brown,

This letter is being submitted to respond to the comments of the Staff of the Securities and Exchange Commission (“Staff”), received on September 16, 2011, relating to the above-captioned Post-Effective Amendment filed with the SEC on August 2, 2011.

The Staff’s comments are restated below, followed by our responses.

1.
Comment:  In the discussion of “Main investments” for DWS Clean Technology Fund, the prospectus states that the fund considers companies that derive as little as 5% of their revenues or income from clean technology related activities to fall within the universe of companies in which it may invest to satisfy the fund’s 80% test.  Consider whether the 5% threshold is adequate.  Also consider expanding the discussion of what is meant by the phrase “companies that target positive growth from clean-technology-related activities”.

Response:  Due to the developing nature of the clean technology field, the Fund believes that the 5% threshold, when combined with targeted positive growth, is a reasonable way to define companies that are engaged in activities related to clean technology.  Portfolio management anticipates making investments in companies that are in the early stages of developing clean technology solutions as well as in companies that derive a major portion of their revenues from such activities. The portfolio management team receives a periodic report from a third party vendor identifying companies which, based on the vendor’s screening criteria, are engaged in clean technology-related activities.  The vendor’s screening process identifies companies that are in the early stages of clean-technology-related activities as well as companies with a more significant involvement in the industry.  The portfolio management team believes this report is useful in confirming that companies that presently derive as little as 5% of their revenues or net income from activities related to clean technology and that target positive growth from clean technology-related activities are, in fact, companies that are engaged in activities related to clean technology.  The prospectus language regarding the anticipated positive growth from such activities has been revised to clarify that, with respect to companies that derive as little as 5% of their revenues or net income from clean technology-related activities, the portfolio management team will take into account whether it believes each such company has the potential to significantly increase the percentage of its revenues or net income derived from clean-technology related activities.

2.
Comment:  In the discussion of “Main investments” for DWS Clean Technology Fund, the sentence “The fund may concentrate in securities of climate change-related companies” should read “The fund will concentrate in securities of climate change-related companies.”

Response: The noted disclosure has been changed.

3.
Comment:  If a fee waiver is reflected in the expense table for one or more funds confirm that the fee waiver will extend for at least a year from the date of the prospectus; in addition, confirm that the Board does not intend to terminate the fee waiver within the next year.

Response:  The funds have added appropriate disclosure regarding the duration of fee waivers included in the fee tables.  At this time the funds are not aware of any intent to terminate existing waivers during the next year.

4.	Comment: Under “Main Risks” for DWS Enhanced Commodity Strategy Fund, consider adding disclosure that credit risk is especially high for junk bonds.

Response:  Disclosure regarding the greater risks of lower-rated securities is included in Credit Risk.

5.
Comment:  Because the DWS Enhanced Commodity Strategy Fund invests in a wholly owned subsidiary, either confirm that the fund will look through the subsidiary for purposes of satisfying relevant 1940 Act restrictions or confirm that the subsidiary is subject to the same 1940 Act restrictions as the fund.

Response:  As disclosed in Appendix II-G to the fund’s Statement of Additional Information, under “Subsidiary Companies,” the fund does consider the assets of the subsidiary to be assets of the fund when monitoring compliance with investment restrictions, including 1940 Act restrictions.

6.	Comment: In the performance table for DWS Health Care Fund, move the language that describes the rationale for including a second index into the paragraph preceding the table.

Response:  The fund believes the current placement of the disclosure is consistent with Form N-1A.

7.	Comment: In the SAI, in fundamental policy number (8), indicate that the DWS Clean Technology Fund will concentrate in securities of climate change-related companies (not “may concentrate”).

Response:  Because this is a fundamental investment policy, the fund does not believe it should make the requested change without a shareholder vote.  However, additional explanatory language has been added to clarify that the fund will concentrate as set forth in policy number (8).

If you have any questions regarding the foregoing or need additional information, please do not hesitate to call me at (617) 295-3681.

Sincerely,

/s/Laura McCollum

Laura McCollum
Vice President and Counsel

cc.           Elizabeth Reza, Ropes & Gray LLP